SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

**REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934**

March 8, 2002

VIVENDI ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F X   Form 40-F___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

VIVENDI
Environnement

Press release

Vivendi Environnement announcement in relation to the proposed acquisition by First Aqua of Southern Water

Paris - March 8th, 2002. First Aqua has announced today that it has reached agreement to acquire Southern Water from Scottish Power for a total consideration of £2,050 million subject to the satisfaction of certain conditions.

Following completion of First Aqua's purchase of Southern Water, Vivendi Environnement, the world's leading water and waste water operator, may be offered the opportunity to buy Southern Water's holding company on an enterprise value basis equal to that reflected in First Aqua's purchase of Southern Water. There can be however no certainty that First Aqua will offer Southern Water to Vivendi Environnement

Vivendi Environnement considers Southern Water to be one of the most attractive propositions in the UK, serving a population of approximately 4.4 millions inhabitants with £421.6 millions sales as of March 2001. Southern Water is active in the UK water and sewerage market and would be complementary to Vivendi Environnement activities in the UK. Therefore, in the event First Aqua were to offer Vivendi Environnement the opportunity to buy Southern Water, Vivendi Environnement would consider carefully the proposition. Any proposed acquisition would, however, be conditional, amongst other things, on Competition Commission clearance and successful long term non recourse financing. For this financing, if Vivendi Environnement were to enter into a future purchase of Southern Water, Vivendi Environnement would seek to involve financial participants.

Vivendi Environnement has entered into a put and call option agreement with private and institutional investors who agreed to subscribe for non-voting preference shares from First Aqua pursuant to which those preference shares can be put onto Vivendi Environnement on the third anniversary of the completion of First Aqua's acquisition of Southern Water for up to a maximum exposure of £374 million, subject to limited interest rates adjustments between today and the completion of the acquisition by First Aqua of Southern Water. However, if First Aqua does not offer Vivendi Environnement the opportunity to buy Southern Water within six months of its acquisition by First Aqua, the put will lapse. No rights under the put and call option may be exercised until and unless First Aqua completes its acquisition of Southern Water.

Other than the put and call option described above, Vivendi Environnement has no right or obligations with respect to shares in any member of the First Aqua group or in respect of Southern Water.

Vivendi Environnement (Paris Bourse: VIE and NYSE: VE), comprises Vivendi Water (worldwide water products and services), Onyx (solid waste and industrial services), Dalkia (energy services), Connex (transportation) and FCC (Spanish company engaged in environmental and construction related industries), is the largest environmental services company in the world, with consolidated sales of €29.1 billion as of December 31, 2001 and a market capitalisation of more than €12 billion.

Contact for institutional investors and analysts: Nathalie Pinon 01 71 75 01 67

Press release also available on http://vivendienvironnement-finance.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 8, 2002

VIVENDI ENVIRONNEMENT

By: ______________________

Name: Jerome Contamine
Title: Chief Financial Officer